SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2009
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SONY CORPORATION

Notice of the Ordinary General Meeting of

Shareholders to be held on June 19, 2009

To the Registered Holders of American Depositary Receipts representing Common Stock of Sony Corporation (the “Corporation”):

The undersigned Depositary has received notice that the Corporation has called an ordinary general meeting of shareholders to be held in Tokyo, Japan on June 19, 2009 (the “Meeting”) for the following purposes:

MATTERS TO BE REPORTED:

To receive reports on the business report, non-consolidated financial statements, consolidated financial statements and Audit Reports on the consolidated financial statements by the Independent Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2009 (from April 1, 2008 to March 31, 2009) pursuant to the Companies Act of Japan.

PROPOSALS TO BE ACTED UPON:

1. To amend a part of the Articles of Incorporation.

2. To elect 15 Directors.

3. To issue Stock Acquisition Rights for the purpose of granting stock options.

EXPLANATION OF THE SUBJECT MATTER OF THE MEETING

MATTERS TO BE REPORTED:

To receive reports on the business report, non-consolidated financial statements, consolidated financial statements and Audit Reports on the consolidated financial statements by the Independent Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2009 (from April 1, 2008 to March 31, 2009).

Note:	The Consolidated Financial Statements will be available on the Sony Investor Relations website on June 1, 2009.

This document can be accessed at http://www.sony.net/SonyInfo/IR/stock/meeting.html

PROPOSALS TO BE ACTED UPON:

1.	To amend a part of the Articles of Incorporation.

1. Reasons for Amendments

Upon the enforcement of the Paperless Share Transfer System pursuant to the enactment of the Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88, 2004), it is proposed that all provisions concerning share certificates, beneficial shareholders and the register of beneficial shareholders be deleted from the Articles of Incorporation. In addition, it is proposed that necessary amendments related thereto be made to the Articles of Incorporation, including amending and adding the other words.

2. Contents of Amendments

Proposed amendments are set out below:

(Underlined portions are to be amended.)

Current Articles	Proposed Amendment

Article 8.  (Issuance of Share Certificates)

      1. The Corporation shall issue share certificates representing its issued shares.

      2. Notwithstanding the provision of the preceding paragraph, the Corporation shall not issue any certificates for shares constituting less than one full unit.

[Deleted]

Article 9.  (Request for the Sale of Shares Constituting Less Than One Full Unit)

        A shareholder (including a beneficial shareholder; hereinafter the same interpretation being applicable) holding shares constituting less than one full unit may request the Corporation to sell to the shareholder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock.

Article 8.  (Request for the Sale of Shares Constituting Less Than One Full Unit)

        A shareholder holding shares constituting less than one full unit may request the Corporation to sell to the shareholder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock.

Current Articles	Proposed Amendment

Article 10.  (Transfer Agent)

        1. The Corporation shall appoint a transfer agent.  The transfer agent and its handling office shall be designated by a resolution of the Board of Directors of the Corporation or a determination of the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation and public notice thereof shall be given by the Corporation.

Article 9. (Transfer Agent) 1. [Not amended]

        2. The register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable), the register of lost share certificates and the register of stock acquisition rights of the Corporation shall be kept at the handling office of the transfer agent.  The Corporation shall cause the transfer agent to handle the business pertaining to shares and stock acquisition rights, such as entry (including digital entry; hereinafter the same interpretation being applicable) into the register of shareholders, the register of lost share certificates, the register of stock acquisition rights, and purchase and sale of shares constituting less than one full unit, etc.  The Corporation itself shall not handle the above matters directly

        2. The register of shareholders and the register of stock acquisition rights of the Corporation shall be kept at the handling office of the transfer agent.  The Corporation shall cause the transfer agent to handle the business pertaining to shares and stock acquisition rights, such as entry (including digital entry; hereinafter the same interpretation being applicable) into the register of shareholders and the register of stock acquisition rights, and purchase and sale of shares constituting less than one full unit, etc.  The Corporation itself shall not handle the above matters directly.

from Article 11. to Article 38. [Omitted]	from Article 10. to Article 37. [Not amended]
[New Articles]

(ADDENDUM)

Article 1.

The register of lost share certificates of the Corporation shall be kept at the handling office of the transfer agent.  The Corporation shall cause the transfer agent to handle the business such as entry into the register of lost share certificates.  The Corporation itself shall not handle the above matters directly.

Article 2.

The provisions of Article 1 and Article 2 of this Addendum shall be deleted as of January 6, 2010.

2.	To elect 15 Directors.

The terms of office of all 14 Directors currently in office will expire at the conclusion of the Meeting. In accordance with the decision of the Nominating Committee, the election of the following 15 Directors is proposed.

Of the 15 director candidates, each of the 12 candidates for outside Director has management experience and demonstrated performance, expertise in fields including technology, an international orientation, independence in terms of having no special-interest relationships with the Corporation, and has been judged sufficiently able to fulfill the roles of determining the fundamental management policies of Sony Group and overseeing the management of Sony Group’s business operations.

The candidates for Director are as follows:

(*Candidates for outside Director)

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
1. Sir Howard Stringer (February 19, 1942)	May 1997	Entered Sony Corporation of America President, Sony Corporation of America	32,000 shares
	December 1998	Chairman and Chief Executive Officer, Sony Corporation of America (present)
	June 1999	Director, Sony Corporation (present)
	April 2003	Vice Chairman, Sony Corporation
	June 2003	Vice Chairman, Corporate Executive Officer, Sony Corporation
	June 2005	Chairman and Chief Executive Officer, Representative Corporate Executive Officer, Sony Corporation
	April 2009	Chairman, Chief Executive Officer and President, Representative Corporate Executive Officer, Sony Corporation (present)
This candidate has served as a Director of the Corporation for ten years. Currently, as the Chief Executive Officer of Sony Group, he is responsible for overall management of the entire Group.
2. Ryoji Chubachi (September 4, 1947)	April 1977	Entered Sony Corporation	29,900 shares
	June 1999	Corporate Vice President, Sony Corporation
	June 2002	Corporate Senior Vice President, Sony Corporation
	June 2003	Executive Vice President, Executive Officer, Sony Corporation
	June 2004	Executive Deputy President, Corporate Executive Officer, Sony Corporation
	April 2005	Electronics Chief Executive Officer, Sony Corporation
	June 2005	Director, Sony Corporation (Present) President, Representative Corporate Executive Officer, Sony Corporation
	April 2009	Vice Chairman, Representative Corporate Executive Officer, Sony Corporation (present)

This candidate has served as a Director of the Corporation for four years.  Currently, of the headquarters functions, he assists the Chief Executive Officer and is responsible for Product Quality & Safety and Environmental Affairs.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
3. Nobuyuki Oneda (May 6, 1945)	April 1969	Entered Sony Corporation	1,000 shares
	May 2000	Deputy President and Chief Financial Officer, Sony Electronics Inc.
	June 2002	Corporate Senior Vice President, Sony Corporation
	June 2003	Senior Vice President, Executive Officer, Sony Corporation
	February 2004	Officer in charge of Corporate Planning and Control, and Accounting, Sony Corporation
	June 2004	Senior Vice President, Corporate Executive Officer, Sony Corporation
	June 2005	Executive Vice President and Chief Financial Officer, Corporate Executive Officer, Sony Corporation
	April 2009	Executive Vice President and Chief Financial Officer, Representative Corporate Executive Officer, Sony Corporation (present)

Currently, of the headquarters functions, Mr. Oneda is responsible for Corporate Planning and Control, Accounting, Tax, Finance, Investor Relations, and Disclosure Controls.  The decision has been made by the Nominating Committee for Mr. Oneda to be a candidate for Director.

4. * Yotaro Kobayashi (April 25, 1933)	October 1958	Entered Fuji Photo Film Co., Ltd.	6,100 shares
	September 1963	Entered Fuji Xerox Co., Ltd.
	December 1968	Director, Fuji Xerox Co., Ltd.
	December 1972	Managing Director, Fuji Xerox Co., Ltd.
	January 1976	Deputy President and Director, Fuji Xerox Co., Ltd.
	January 1978	President and Chief Executive Officer, Fuji Xerox Co., Ltd.
	January 1992	Chairman and Chief Executive Officer, Fuji Xerox Co., Ltd.
	June 1998	Director, Callaway Golf Company (present)
	July 1999	Director, Nippon Telegraph and Telephone Corporation (present)
	June 2003	Director, Sony Corporation (present)
	April 2006	Chief Corporate Advisor, Fuji Xerox Co., Ltd. (present)

This candidate has extensive experience in global management and has served as an outside Director of the Corporation for six years.  He currently serves as Chairman of the Board and Chair of the Nominating Committee.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
5. * Sakie T. Fukushima (September 10, 1949)	June 1980	Entered Braxton International	-
	September 1987	Entered Bain & Company
	August 1991	Entered Korn/Ferry International - Japan
	May 1995	Director, Korn/Ferry International, U.S.A.
	September 2000	Managing Director, Korn/Ferry International - Japan
	July 2001	Representative Director & Regional Managing Director, Korn/Ferry International - Japan
	June 2003	Director, Sony Corporation (present)
	May 2009	Representative Director & Chairman, Korn/Ferry International - Japan (present)

This candidate has extensive knowledge of global personnel matters and an understanding of global management and has served as an outside Director of the Corporation for six years.  She currently serves as Chair of the Compensation Committee.

6. * Yoshihiko Miyauchi (September 13, 1935)	April 1964	Entered Orient Leasing Co., Ltd. (currently, ORIX Corporation)	1,000 shares
	March 1970	Director, ORIX Corporation
	November 1973	Managing Director, ORIX Corporation
	May 1976	Senior Managing Director, ORIX Corporation
	December 1979	Director, Deputy President, ORIX Corporation
	December 1980	Representative Director, President, ORIX Corporation
	April 2000	Representative Director, Chairman and Chief Executive Officer, ORIX Corporation
	June 2003	Director, Sony Corporation (present) Director, Representative Executive Officer, Chairman and Chief Executive Officer, ORIX Corporation (present)

This candidate has practiced innovative management in Japan, has an extensive knowledge of corporate governance and has served as an outside Director of the Corporation for six years.  He currently serves as Vice Chairman of the Board and a member of the Nominating Committee.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
7. * Yoshiaki Yamauchi (June 30, 1937)	December 1962	Entered Arthur Andersen & Co.	-
	September 1986	Country Managing Partner - Japan, Arthur Andersen & Co. President, Eiwa Audit Corporation
	October 1991	President, Inoue Saito Eiwa Audit Corporation
	October 1993	Executive Director, Asahi & Co. Deputy Country Managing Partner - Japan, Arthur Andersen & Co.
	June 1999	Director, Sumitomo Banking Corporation
	June 2000	Statutory Corporate Auditor, Stanley Electric Co., Ltd. (present)
	April 2001	Director, Sumitomo Mitsui Banking Corporation
	December 2002	Director, Sumitomo Mitsui Financial Group, Inc. (present)
	June 2003	Director, Sony Corporation (present)
	June 2005	Director, Sumitomo Mitsui Banking Corporation (present)

In addition to auditing experience and international expertise as a certified public accountant, this candidate’s track record includes the management of auditing firms.  He has served as an outside Director of the Corporation for six years.  He currently serves as Chair of the Audit Committee.

He is an outside director of Sumitomo Mitsui Banking Corporation (“SMBC”).  In December 2005, SMBC received a recommendation issued by the Japanese Fair Trade Commission based on several violations of Article 19 of the Anti-Monopoly Act (Prohibition on Unfair Trade Practices) with respect to certain sales activities of SMBC during his tenure in this position.  In April 2006, SMBC also received administrative orders issued by the Financial Services Agency of Japan with respect to such sales activities under the Banking Act.  He had previously cautioned the board of directors at SMBC about the bank’s overall business activities from the standpoint of legal compliance.  After this incident occurred, he voiced his opinion about recovering the bank’s credibility by conducting an internal investigation and implementing thorough measures to prevent a recurrence.

8. * Sir Peter Bonfield (June 3, 1944)	October 1981	Entered ICL plc	-
	December 1986	Chairman, ICL plc
	January 1996	Chief Executive Officer, British Telecom plc
	March 2002	Director, Telefonaktiebolaget LM Ericsson (present) Director, Mentor Graphics Corporation (present)
	April 2002	Director, Taiwan Semiconductor Manufacturing Company Ltd. (present)
	May 2004	Member of the Advisory Board, Sony Corporation
	December 2004	Director, Actis Capital LLP (present)
	June 2005	Director, Sony Corporation (present)
	December 2006	Chairman of the Supervisory Board, NXP B.V. (present) Director, Dubai International Capital LLC (present)

In addition to serving as Chief Executive Officer of British Telecom, this candidate was a member of the Advisory Board of the Corporation and has served as an outside Director of the Corporation for four years.  He currently serves as a member of the Nominating Committee.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
9. * Fueo Sumita (May 24, 1938)	April 1961	Entered Hitachi, Ltd.	1,600 shares
	February 1988	Entered Century Audit Corporation
	May 1999	Chairman, Century Audit Corporation
	July 2000	Deputy Director, Ohta-Showa Century Audit Corporation
	May 2002	Executive Vice President, Kawada Corporation
	August 2003	Chief of Sumita Accounting Office (present)
	June 2005	Director, Sony Corporation (present)

In addition to auditing experience and international expertise as a certified public accountant, this candidate’s track record includes the management of auditing firms.  He has served as an outside Director of the Corporation for four years.  He currently serves as a member of the Audit Committee.

10. * Fujio Cho (February 2, 1937)	April 1960	Entered Toyota Motor Corporation	3,000 shares
	September 1988	Director, Toyota Motor Corporation
	December 1988	President, Toyota Motor Manufacturing U.S.A.
	September 1994	Managing Director, Toyota Motor Corporation
	June 1996	Senior Managing Director, Toyota Motor Corporation
	June 1998	Executive Vice President, Toyota Motor Corporation
	June 1999	President, Toyota Motor Corporation
	June 2005	Vice Chairman, Toyota Motor Corporation
	June 2006	Director, Sony Corporation (present) Representative Director, Chairman of the Board, Toyota Motor Corporation (present)

This candidate has insight and experience in managing manufacturers and global companies.  He has served as an outside Director of the Corporation for three years.  He currently serves as a member of the Nominating Committee.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
11. * Ryuji Yasuda (April 28, 1946)	January 1979	Entered McKinsey & Company	4,000 shares
	June 1986	Principal Partner, McKinsey & Company
	June 1991	Director, McKinsey & Company
	June 1996	Managing Director and Chairman, A.T. Kearney, Asia
	June 2003	Chairman, J-Will Partners Co., Ltd. Director, Daiwa Securities Group Inc. (present)
	April 2004	Professor, Graduate School of International Corporate Strategy, Hitotsubashi University (present)
	June 2005	Director, Fuji Fire and Marine Insurance Co., Ltd. (present)
	April 2007	Director, Fukuoka Financial Group, Inc. (present)
	June 2007	Director, Sony Corporation (present)

This candidate has experience as a university professor, consultant and corporate manager, as well as expertise in corporate strategy and financial institution management.  He has served as an outside Director of the Corporation for two years.  He currently serves as a member of the Audit Committee.

He is an outside director of Fuji Fire and Marine Insurance Co., Ltd. (“Fuji Fire”).  In March 2007, during his tenure in that position, Fuji Fire received administrative orders issued by the Financial Services Agency of Japan under the Insurance Business Act for inappropriately failing to pay insurance claims on some of its insurance products.  He had previously cautioned the board of directors of Fuji Fire about Fuji Fire’s overall business management structure from the standpoint of legal compliance.  After this incident occurred, he voiced his opinion about the need to investigate the issues and to initiate fundamental reform of business operations to prevent a recurrence.

12. * Yukako Uchinag (July 5, 1946)	July 1971	Entered IBM Japan, Ltd.	300 shares
	April 1995	Director, IBM Japan, Ltd.
	April 2000	Managing Director, IBM Japan, Ltd.
	April 2004	Senior Managing Director, IBM Japan, Ltd.
	May 2005	Director, PARCO Co., Ltd. (present)
	April 2007	Technical Advisor, IBM Japan, Ltd.
	May 2007	Chairman, Japan Women’s Innovative Network (present)
	June 2007	Director, Benesse Corporation
	April 2008	Director and Vice Chairman, Benesse Corporation (present) Chairman of the Board, Chief Executive Officer and President, Berlitz International, Inc. (present)
	June 2008	Director, Sony Corporation (present) Auditor, Sompo Japan Insurance Inc. (present)

In addition to business experience and specialties focusing on technology cultivated at IBM, this candidate has extensive experience in promoting workplace diversity.  Since 2008, she has served as an outside Director of the Corporation.  She currently serves as a member of the Nominating Committee.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
13. * Mitsuaki Yahagi (March 3, 1948)	April 1970	Entered The Mitsui Bank, Ltd.	-
	June 1998	Director, The Sakura Bank, Ltd.
	April 2001	Managing Director, Sumitomo Mitsui Banking Corporation
	June 2003	Director, Sumitomo Mitsui Financial Group, Inc. Senior Managing Director, The Japan Research Institute, Limited
	April 2004	Senior Managing Director, Sumitomo Mitsui Banking Corporation
	June 2005	Deputy President, Sumitomo Mitsui Banking Corporation
	June 2007	Representative Director, Chairman of the Board, The Japan Research Institute, Limited (present) Corporate Auditor, Toray Industries, Inc. (present)
	June 2008	Director, Sony Corporation (present) Corporate Auditor, Mitsui Engineering & Shipbuilding Co., Ltd. (present)

This candidate has expertise and insight in the area of bank management.  Since 2008, he has served as an outside Director of the Corporation.  He currently serves as a member of the Compensation Committee.

He was a director of Sumitomo Mitsui Banking Corporation (“SMBC”).  In December 2005, SMBC received a recommendation issued by the Japanese Fair Trade Commission based on several violations of Article 19 of the Anti-Monopoly Act (Prohibition on Unfair Trade Practices) with respect to certain sales activities of SMBC during his tenure in this position.  In April 2006, SMBC also received administrative orders issued by the Financial Services Agency of Japan with respect to such sales activities under the Banking Act.  After this incident occurred, he took appropriate actions to prevent a recurrence, as a member of management and director of SMBC.

14. * Tsun-Yan Hsieh (December 29, 1952)	July 1980	Entered McKinsey & Company	-
	July 1990	Senior Partner, McKinsey & Company
	July 1997	Managing Director, Canada, McKinsey & Company
	July 2000	Managing Director, Southeast Asia, McKinsey & Company
	July 2007	Member of the Advisory Board, Sony Corporation
	June 2008	Director, Sony Corporation (present) Senior Advisor, McKinsey & Company (present)

In addition to experience as a consultant to global business leaders, this candidate has substantial knowledge of the Asian business environment.  Since 2008, he has served as an outside Director of the Corporation.  He currently serves as a member of the Compensation Committee.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
15. * Roland A. Hernandez (September 29, 1957)	September 1986	Founder & President, Interspan Communications	1,000 shares
	March 1995	President & Chief Executive Officer, Telemundo Group, Inc.
	November 1998	Chairman & Chief Executive Officer, Telemundo Group, Inc.
	April 2001	Director, The Ryland Group, Inc. (present)
	May 2002	Director, MGM Mirage, Inc. (present)
	November 2002	Director, Vail Resorts, Inc. (present)
	April 2005	Director, Lehman Brothers Holdings Inc. (present)
	June 2008	Director, Sony Corporation (present)

With experience as Chief Executive Officer of Telemundo Group, a Spanish-language content producer and network, and as a Director of prominent global companies, this candidate has extensive knowledge of global business and the entertainment industry in particular.  Since 2008, he has served as an outside Director of the Corporation.  He currently serves as a member of the Nominating Committee.

Note:	The Corporation has concluded agreements limiting the liability of the 12 director candidates each of whom is currently an outside Director. For a summary of the limited liability agreement, please refer to page 15.

3.	To issue Stock Acquisition Rights for the purpose of granting stock options.

It is proposed that the Corporation will issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and of its subsidiaries, for the purpose of granting stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Companies Act of Japan, and that the Corporation will delegate the determination of the terms of such stock acquisition rights to the Board of Directors of the Corporation.

I. The reason why the Corporation needs to offer stock acquisition rights on favorable terms.

The Corporation will issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and of its subsidiaries for the purpose of giving directors, corporate executive officers and employees of the Corporation and of its subsidiaries an incentive to contribute towards the improvement of the business performance of the Corporation and of its group companies (collectively the “Group”) and thereby improving the business performance of the Group by making the economic interest which such directors, corporate executive officers or employees will receive correspond to the business performance of the Group.

II. Terms and conditions of issue of stock acquisition rights (“Stock Acquisition Rights”), the terms of which the Board of Directors of the Corporation may determine pursuant to the delegation of such determination upon approval at the Meeting.

1.	Maximum Limit of Aggregate Numbers of Stock Acquisition Rights

Not exceeding 27,500.

2.	Payment in exchange for Stock Acquisition Rights

Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

3.	Matters regarding Stock Acquisition Rights

(1)	Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be shares of common stock, and the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (the “Number of Granted Shares”) shall be 100 shares.

The aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed 2,750,000 shares of common stock of the Corporation (the “Common Stock”). However, in the event that the Number of Granted Shares is adjusted pursuant to (2) below, the aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed the number obtained by multiplying the Number of Granted Shares after adjustment by the maximum limit of the aggregate number of Stock Acquisition Rights as prescribed in 1. above.

(2)	Adjustment of Number of Granted Shares

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or a consolidation of the Common Stock after the date of a resolution of the Meeting, the Number of Granted Shares shall be adjusted in accordance with the following formula:

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	x	Ratio of split or consolidation

Any fraction less than one (1) share resulting from the adjustment shall be disregarded.

(3)	Amount of Assets to be Contributed upon Exercise of Stock Acquisition Rights

The amount of assets to be contributed upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share to be issued or transferred upon exercise of Stock Acquisition Rights (the “Exercise Price”), which is provided below, by the Number of Granted Shares.

	(i)	Initial Exercise Price

The Exercise Price shall initially be as follows:

		(A)	Stock Acquisition Rights with Exercise Price Denominated in Yen

The Exercise Price shall initially be the average of the closing prices of Common Stock in the regular trading thereof on the Tokyo Stock Exchange (each the “Closing Price”) for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than either (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (b) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the higher price of (a) or (b) above.

		(B)	Stock Acquisition Rights with Exercise Price Denominated in U.S. Dollars

The Exercise Price shall initially be the U.S. dollar amount obtained by dividing the average of the Closing Prices for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (the “Reference Yen Price”) by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (the “Reference Exchange Rate”) (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than either (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price, or (b) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the U.S. dollar amount obtained by dividing the higher price of (a) or (b) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent).

(ii)	Adjustment of Exercise Price

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or consolidation of the Common Stock after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen or one (1) cent resulting from the adjustment shall be rounded up to the nearest one (1) yen or one (1) cent.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1 Ratio of split or consolidation

In addition, in the case of a merger with any other company, corporate split or reduction of the amount of capital of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted appropriately to the extent reasonable.

(4)	Period during which Stock Acquisition Rights May be Exercised

The period during which Stock Acquisition Rights may be exercised will be the period from the day on which one (1) year has passed from the allotment date of Stock Acquisition Rights to the day on which ten (10) years have passed from such allotment date.

(5)	Conditions for the Exercise of Stock Acquisition Rights

(i)	No Stock Acquisition Right may be exercised in part.

(ii)	In the event of a resolution being passed at a general meeting of shareholders of the Corporation for an agreement for any consolidation, amalgamation or merger (other than a consolidation, amalgamation or merger in which the Corporation is the continuing corporation), or in the event of a resolution being passed at a general meeting of shareholders of the Corporation (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Corporation) for any agreement for share exchange (kabushiki-kokan) or any plan for share transfer (kabushiki-iten) pursuant to which the Corporation is to become a wholly-owned subsidiary of another corporation, Stock Acquisition Rights may not be exercised on and after the effective date of such consolidation, amalgamation or merger, such share exchange (kabushiki-kokan), or such share transfer (kabushiki-iten).

(iii)	Conditions for the exercise of Stock Acquisition Rights other than the conditions referred to above shall be determined by the Board of Directors of the Corporation.

(6)	Mandatory Repurchase of Stock Acquisition Rights

Not applicable.

(7)	Matters concerning the Amount of Capital and the Additional Paid-in Capital Increased by the Issue of the Shares upon Exercise of Stock Acquisition Rights

(i)	The amount of capital increased by the issue of the shares upon exercise of Stock Acquisition Rights shall be the amount obtained by multiplying the maximum limit of capital increase, as calculated in accordance with the provisions of Paragraph 1, Article 17 of the Company Accounting Ordinance, by 0.5, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

(ii)	The amount of additional paid-in capital increased by the issue of the shares upon exercise of Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, as provided in (i) above, from the maximum limit of capital increase, as also provided in (i) above.

(8)	Restrictions on the Acquisition of Stock Acquisition Rights through Transfer

The Stock Acquisition Rights cannot be acquired through transfer, unless such acquisition is expressly approved by the Board of Directors of the Corporation

Note:	For a summary of the Stock Acquisition Rights issued by the Corporation in the past, please refer to pages 16 and 17. In light of the granting purpose (contributing to the improvement of the mid- and long- term business performance of Sony Group and thereby improving such business performance of Sony Group), the exercise of Stock Acquisition Rights is restricted during the above mentioned period (for one-year period from the allotment date of the Stock Acquisition Rights), and the Allocation Agreement provides restrictions on the exercise of Stock Acquisition Rights such as limitation on the number of exercisable Stock Acquisition Rights (one-third of the total number of the allocated Stock Acquisition Rights will be vested and exercisable each year after the restricted period, and all of the allocated Stock Acquisition Rights will be exercisable on and after the date on which three (3) years have passed from the allotment date of the Stock Acquisition Rights), eligibility rules and others. The Corporation intends that Stock Acquisition Rights issued by the Corporation in the future will be under the same restrictions as the Stock Acquisition Rights issued in the past.

[For Reference]

Outline of Limited Liability Agreement

Pursuant to the Articles of Incorporation, the Corporation entered into the Limited Liability Agreement with all 12 outside Directors (who are defined under the Companies Act of Japan as individuals who have been in a director position of the Corporation after the date following the last annual shareholders meeting, including individuals who resigned on or before the end of the fiscal year ended March 31, 2009). A summary of that Agreement is as follows:

(1)	In a case where the outside Director is liable to the Corporation after the execution of this Agreement for damages caused by the negligence of his/her duties as a director of the Corporation pursuant to Article 423, Paragraph 1 of the Companies Act, such liabilities shall be limited to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in Article 425, Paragraph 1 of the Companies Act only where the outside Director acted in good faith without any gross negligence in performing his/her duties.

(2)	In a case where the outside Director is reelected as an outside Director of the Corporation and reassumes his/her office as such on the expiration of the term of his/her office as an outside Director of the Corporation, this Agreement shall continue to be effective after the reelection and re-assumption without any action or formality.

Summary of Stock Acquisition Rights (SARs) issued by the Corporation in the past (outstanding as of March 31, 2009)

Name (Date of issuance)	Exercise period	Total number of SARs issued	Number of shares to be issued or transferred	Exercise price	Percentage of SARs exercised
The first series of Common Stock Acquisition Rights (December 9, 2002)	December 9, 2003 ~ December 8, 2012	9,878	987,800 Common Stock	¥ 5,396	17.7%
The third series of Common Stock Acquisition Rights (March 31, 2003)	April 1, 2003 ~ March 31, 2013	9,332	933,200 Common Stock	U.S.$ 36.57	35.5%
The fourth series of Common Stock Acquisition Rights (November 14, 2003)	November 14, 2004 ~ November 13, 2013	8,145	814,500 Common Stock	¥ 4,101	41.7%
The sixth series of Common Stock Acquisition Rights (March 31, 2004)	April 1, 2004 ~ March 31, 2014	8,941	894,100 Common Stock	U.S.$ 40.90	26.9%
The seventh series of Common Stock Acquisition Rights (November 18, 2004)	November 18, 2005 ~ November 17, 2014	9,540	954,000 Common Stock	¥ 3,782	33.0%
The ninth series of Common Stock Acquisition Rights (March 31, 2005)	April 1, 2005 ~ March 31, 2015	8,085	808,500 Common Stock	U.S.$ 40.34	19.9%
The tenth series of Common Stock Acquisition Rights (November 17, 2005)	November 17, 2006 ~ November 16, 2015	10,093	1,009,300 Common Stock	¥ 4,060	10.2%
The eleventh series of Common Stock Acquisition Rights (November 17, 2005)	November 18, 2005 ~ November 17, 2015	10,717	1,071,700 Common Stock	U.S.$ 34.14	21.6%
The twelfth series of Common Stock Acquisition Rights (November 16, 2006)	November 16, 2006 ~ November 15, 2016	10,579	1,057,900 Common Stock	¥ 4,756	1.1%
The thirteenth series of Common Stock Acquisition Rights (November 16, 2006)	November 17, 2006 ~ November 16, 2016	13,734	1,373,400 Common Stock	U.S.$ 40.05	5.3%
The fourteenth series of Common Stock Acquisition Rights (November 14, 2007)	November 14, 2007 ~ November 13, 2017	7,962	796,200 Common Stock	¥ 5,514	0%
The fifteenth series of Common Stock Acquisition Rights (November 14, 2007)	November 14, 2007 ~ November 13, 2017	15,844	1,584,400 Common Stock	U.S.$ 48.15	0%
The sixteenth series of Common Stock Acquisition Rights (November 18, 2008)	November 18, 2009 ~ November 17, 2018	8,318	831,800 Common Stock	¥ 2,987	0%
The seventeenth series of Common Stock Acquisition Rights (November 18, 2008)	November 18, 2009 ~ November 17, 2018	16,767	1,676,700 Common Stock	U.S.$ 30.24	0%

Note: All series of Stock Acquisition Rights were issued for the purpose of granting stock options. Accordingly, no cash payment was required for the allocation.

(1) Stock Acquisition Rights held by Directors and Corporate Executive Officers of the Corporation (as of March 31, 2009)

Name	Directors (Excluding Outside Directors) and Corporate Executive Officers		Outside Directors
	Number of shares to be issued or transferred	Number of holders	Number of shares to be issued or transferred	Number of holders
The third series of Common Stock Acquisition Rights	215,400	2	0	0
The fourth series of Common Stock Acquisition Rights	0	0	7,200	4
The sixth series of Common Stock Acquisition Rights	225,000	2	0	0
The seventh series of Common Stock Acquisition Rights	37,800	4	7,200	4
The ninth series of Common Stock Acquisition Rights	230,000	2	0	0
The tenth series of Common Stock Acquisition Rights	134,400	5	10,800	6
The eleventh series of Common Stock Acquisition Rights	334,600	2	0	0
The twelfth series of Common Stock Acquisition Rights	227,000	5	12,600	7
The thirteenth series of Common Stock Acquisition Rights	430,000	2	0	0
The fourteenth series of Common Stock Acquisition Rights	204,000	5	14,400	8
The fifteenth series of Common Stock Acquisition Rights	430,000	2	0	0
The sixteenth series of Common Stock Acquisition Rights	206,000	5	21,600	12
The seventeenth series of Common Stock Acquisition Rights	530,000	2	0	0

(2) Stock Acquisition Rights allocated to employees and others by the Corporation during the fiscal year ended March 31, 2009

The details of these Stock Acquisition Rights are mentioned in the sixteenth and seventeenth series of Common Stock Acquisition Rights above.

Stock Acquisition Rights allocated to employees of the Corporation, directors and employees of the Corporation’s subsidiaries

Name	Employees of the Corporation		Directors and employees of the Corporation’s subsidiaries
	Number of shares to be issued or transferred	Number of persons allocated	Number of shares to be issued or transferred	Number of persons allocated
The sixteenth series of Common Stock Acquisition Rights	342,900	207	261,300	210
The seventeenth series of Common Stock Acquisition Rights	0	0	1,146,700	602

Dated: June 1, 2009

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Nobuyuki Oneda
(Signature) Nobuyuki Oneda Corporate Executive Officer, Executive Vice President and Chief Financial Officer